Citigroup Global Markets Inc.
390 Greenwich Street, 3rd Floor
New York, New York 10013
May 11, 2011
VIA EDGAR AND FACSIMILE
Mark Webb, Legal Branch Chief
Michael Seaman, Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-010

Re:	Citigroup Funding Inc. Citigroup Inc. Safety First Trusts Registration Statements on Form S-3 File Nos. 333-172554 and 333-172555
Dear Mr. Webb and Mr. Seaman:
     As underwriter of the proposed public offering of securities by Citigroup Funding Inc., of related guarantees by Citigroup Inc. and of trust securities Safety First Trust Series 2007-3 through Safety First Trust Series 2007-4, Safety First Trust Series 2008-1 through Safety First Trust Series 2008-7 and Safety First Trust Series 2009-1 through Safety First Trust Series 2009-8 (the “Registrants”) under the Registration Statements on Form S-3 (Nos. 333-172554 and 333-172555) we hereby join the Registrants’ request for acceleration of the above-referenced Registration Statements so that they will become effective at noon, New York City time, on May 12, 2011, or as soon thereafter as practicable.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By: Name:	/s/ Nicholas Parcharidis Nicholas Parcharidis
Title:	Managing Director